UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NON-INVASIVE MONITORING SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

655366508
(CUSIP Number)

Phillip Frost, M.D.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-6015
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAME OF REPORTING PERSON Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 625(1)
	8	SHARED VOTING POWER 17,747,500(2)
	9	SOLE DISPOSITIVE POWER 625(1)
	10	SHARED DISPOSITIVE POWER 17,747,500(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,748,125(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON* IN

(1)	Includes 625 shares of Common Stock that may be acquired upon conversion of 25 shares of Series C Convertible Preferred Stock.
(2)
Includes 12,500 shares of Common Stock that may be acquired upon conversion of 500 shares of Series C Convertible Preferred Stock and 6,335,000 shares of Common Stock that may be acquired upon conversion of 1,267 shares of Series D Convertible Preferred Stock.  Securities are held by Frost Gamma Investments Trust, of which the reporting person is the trustee.

(3)
Includes 17,747,500 shares of Common Stock beneficially owned by Frost Gamma Investments Trust, of which the reporting person is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. The reporting person is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. The reporting person is also the sole shareholder of Frost-Nevada Corporation.  The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

1	NAME OF REPORTING PERSON Frost Gamma Investments Trust, I.R.S. I.D. #46-0464745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,747,500*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,747,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,747,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON* OO

*
Includes 12,500 shares of Common Stock that may be acquired upon conversion of 500 shares of Series C Convertible Preferred Stock and 6,335,000 shares of Common Stock that may be acquired upon conversion of 1,267 shares of Series D Convertible Preferred Stock. All shares are held by Frost Gamma Investments Trust, of which Phillip Frost, M.D. is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

SCHEDULE 13D – Amendment No. 3

This Amendment No. 3 to the Schedule 13D is being filed by Frost Gamma Investments Trust (the “Trust”) and Phillip Frost, MD (collectively, the “Reporting Persons”). Unless set forth below, all previous Items are unchanged.   Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, previously filed with the Securities and Exchange Commission (the “SEC”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to add the following:  On or about December 2, 2008 and January 28, 2009, the Trust purchased 137 and 700 shares, respectively, of a series of Preferred Stock, par value $1.00 per share of Non-Invasive Monitoring Systems, Inc., a Florida corporation (the “Issuer”), designated Series D Convertible Preferred Stock (the “Series D Preferred Stock”). The aggregate purchase price paid by the Trust for such shares was $1,255,500. The Series D Preferred Stock is convertible at the option of the holder, at any time, into shares of common stock, par value $.01 per share of the Issuer (the “Common Stock”), at an initial rate of 5,000 shares of Common Stock per share of Series D Preferred Stock, or a total of 4,185,000 shares of Common Stock. The source of funds for the purchase was the working capital of the Trust. The Trust acquired the shares of Series D Preferred Stock pursuant to Subscription Agreements between the Issuer and the Trust (the “Subscription Agreement”). The form of Subscription Agreement was filed by the Issuer as an exhibit to the Issuer’s Form 8-K filed with the SEC on December 4, 2008.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

On or about December 2, 2008 and January 28, 2009, the Trust purchased 137 and 700 shares, respectively, of Series D Preferred Stock, initially convertible at the holder’s option at any time into an aggregate of 4,185,000 shares of Common Stock.  The purpose of the transaction was to provide funding to the Issuer. All such shares were acquired for investment purposes.

The Trust presently has no intention to substantially increase its ownership in the Issuer; however, the Trust reserves the right to change its position with respect to this investment. In addition, under appropriate circumstances the Trust may support a sale of the Issuer or a merger of the Issuer with another entity.  The Trust has the right to recommend and approve both the Chief Executive Officer and the Director of Marketing of the Issuer.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of the SEC rules for Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 are amended and restated as follows:

Disclosure pursuant to (a) and (b) is provided in the following table and footnotes.

Name	Securities Beneficially Owned		Percentage Beneficially Owned(1)
Phillip Frost, M.D.	17,748,125	(2)	23.9%

Frost Gamma Investments Trust	17,747,500	(3)	23.9%

(1)
The percentage beneficial ownership of Common Stock is based upon 68,060,637 shares of Common Stock outstanding as of January 28, 2009 and assumes conversion of all Series C and Series D Preferred Stock beneficially owned by the reporting persons.

(2)
Dr. Frost is the trustee of the Trust.  The figure includes all shares beneficially owned by the Trust as well as 25 shares of Series C Preferred Stock, convertible into 625 shares of common stock, as to which Dr. Frost has sole voting and dispositive power. The figure assumes the conversion of the shares of the Trust’s and Dr. Frost’s Series C and Series D Preferred Stock.

(3)
The Trust is the beneficial owner of 11,400,000 shares of Common Stock, 500 shares of Series C Preferred Stock convertible into 12,500 shares of Common Stock, and 1,267 shares of Series D Preferred Stock convertible into 6,335,000 shares of Common Stock.  The shares of common stock and preferred stock are held by Frost Gamma Investments Trust, of which Dr. Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Dr. Frost disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2009

/s/ Phillip Frost
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By: /s/ Phillip Frost
Name: Phillip Frost, M.D., Trustee